

Mail Stop 7010   August 7, 2008

Pu Fachun
Chief Executive Officer
American Nano Silicon Technologies, Inc.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

> **Re: American Nano Silicon Technologies, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed July 23, 2008**
> **File No. 000-52940**

Dear Mr. Fachun:

     We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 4

1. Please revise your Business section to discuss your company's principal products and their markets, as required by Item 101(h)(4)(i) of Regulation S-K. We note this issue was previously discussed in your Form 10/A filed on June 6, 2008.

2. In the third full paragraph under "Competitive business conditions" on page 4, we note your statement that "Micro-Nano Silicon is the most effective non-phosphorus auxiliary agent available in the market today." Please provide supplemental support for this assertion and disclose by what measure it is the most effective non-phosphorus auxiliary agent. Alternatively, please disclose that this statement is the company's opinion.

Risk Factors, page 6

We need additional capital., page 6

3. We note your revised disclosure in response to comment 15 in our letter dated June 27, 2008. In this risk factor, please disclose that your revenues and gross profits have decreased in the first two quarters of 2008 since you lack sufficient

working capital to purchase the raw materials needed to produce Micro-Nano Silicon, thereby reducing the amount of Micro-Nano Silicon available for you to sell.

Employment Agreements, page 13

4. We note that the salaries for Messrs. Pu, Zhou, and Zhang will be reviewed by the Board of Directors and may be adjusted upwards at the Board's discretion. Please clarify whether Messrs. Pu, Zhou, and Zhang are the only current members of the Board of Directors and if they will be reviewing and approving increases in their own salaries. If additional members of the board of directors will be appointed or elected in the future, please so disclose. Additionally, please clarify who will determine the bonus compensation, if any.

5. Please clarify whether the terms for the employment agreements are one year, as specified in the second paragraph under "Employment Agreements" or until an event of termination occurs, as disclosed in the third paragraph.

6. Please file these employment agreements as exhibits to the Form 10.

Statement of Change in Stockholders' Equity, page F-4

7. We note your response to comment 25 in our letter dated June 27, 2008, however, it is still unclear to us how you have presented your common stock shares prior to the Exchange Agreement. Please reconcile the changes in your outstanding shares to the disclosure regarding the Stock Purchase and Share Exchange Agreement on page three. In this regard, please tell us why the outstanding common stock share balance at September 30, 2007 is 818,647 shares. Typically in a reverse acquisition the historical stockholders' equity account of the accounting acquirer, prior to the merger date, is retroactively restated so that the ending outstanding share balance as of the merger date is equal to the number of shares received in the merger. Then, the number of shares retained by the shell company is shown as issued at the merger date. Therefore, it is unclear to us why the outstanding share balance at September 30, 2007 is not 25,181,450 shares. Please advise or revise as appropriate.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Frank J. Hariton, Esq. (via facsimile)